Alumis Inc.

280 East Grand Avenue

South San Francisco, California 94080

June 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Dickerson, Franklin Wyman, Kevin Vaughn, Tim Buchmiller

Re:	Alumis Inc.

Registration Statement on Form S-1, as amended (File No. 333-280068)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Alumis Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on June 27, 2024, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with David Peinsipp of Cooley LLP at (415) 693-2177 or, in his absence, Kristin VanderPas of Cooley LLP at (415) 693-2097.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Alumis Inc.

/s/ Martin Babler
By:	Martin Babler
Title:	Chief Executive Officer

cc:	Roy Hardiman, Chief Business and Legal Officer, Alumis Inc.

Sara Klein, General Counsel, Alumis Inc.

David Peinsipp, Cooley LLP

Kristin VanderPas, Cooley LLP